UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ENCORE CAPITAL GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4. 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,515,734 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,515,734 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,515,734 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)
14.	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,819 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 547,819 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,819 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5)
14.	TYPE OF REPORTING PERSON PN – Limited Partnership

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,967,915 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,967,915 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,915 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN – Limited Partnership

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,515,734 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,515,734 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,515,734 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)
14.	TYPE OF REPORTING PERSON OO – Limited Liability Company

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,515,734 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,515,734 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,515,734 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO – Corporation

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,537,560 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,537,560 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,560 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 2)		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (See Item 5)
14.	TYPE OF REPORTING PERSON IN – Individual

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 16, 2007, as amended by Amendment No. 1 thereto, filed with the SEC on April 23, 2007, Amendment No. 2 thereto, filed with the SEC on May 18, 2007, and Amendment No. 3 thereto, filed with the SEC on October 22, 2007 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Encore Capital Group, Inc., a Delaware corporation (“Encore”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

On March 4, 2011, RMCP II sold 200,190 shares of Common Stock, and RMCP III sold 719,138 shares of Common Stock, in each case to JMP Securities LLC (the “JMP Securities”) at a price of $25.35 per share, pursuant to that certain Underwriting Agreement, dated as of March 1, 2011 (the “Underwriting Agreement”), by and among Encore, JMP Securities, RMCP II, RMCP III and JCF FPK I LP, an Alberta limited partnership (“JCF”) in connection with a underwritten public offering by JMP Securities of 2,454,734 shares of Common Stock (the “Public Offering”).

Under the Underwriting Agreement, RMCP II has granted to JMP Securities the option to purchase from RMCP II up to an additional 30,028 shares of Common Stock, and RMCP III has granted to JMP Securities the option to purchase from RMCP III up to an additional 107,871 shares of Common Stock, at a price of $25.35 per share, for purposes of covering over-allotments made in connection with the Public Offering. These options are exercisable by JMP Securities no later than March 31, 2011.

Under the Underwriting Agreement, each of RMCP II and RMCP III has agreed that, except for sales to JMP Securities pursuant to the Underwriting Agreement and subject to certain exceptions set forth in the Underwriting Agreement, it will not, during the period beginning on March 1, 2011 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of JMP Securities: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) by it or any other securities so owned convertible into or exercisable or exchangeable for Common Stock; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing (a) or (b) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (c) file any registration statement with the Commission relating to the offering of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

In addition, in connection with the Sale and the Public Offering, and as required under the Underwriting Agreement, certain officers and directors of Encore, including Mr. Mesdag and J. Christopher Teets (both of whom are directors of Encore), entered into lock-up letter agreements, dated February 22, 2011 (the “Lock-Up Agreements”), pursuant to which they have agreed that, subject to certain exceptions set forth in such Lock-Up Agreements, they will not, during the period beginning on February 22, 2011 and ending 90 days after the date of the final prospectus relating to the Public Offering, without the prior written consent of JMP Securities: (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by him or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the foregoing clause (x) or (y) is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

The foregoing summary of the Underwriting Agreement and the Lock-Up Agreements entered into by Mr. Mesdag and Mr. Teets are qualified, respectively, by reference to the actual text of the Underwriting Agreement and such Lock-Up Agreements. A copy of the Underwriting Agreement is filed as Exhibit 5 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the Lock-Up Agreement entered into by Mr. Mesdag is filed as Exhibit 6 hereto and is hereby incorporated by reference in its entirety in response to this Item 4. A copy of the Lock-Up Agreement entered into by Mr. Teets is filed as Exhibit 7 hereto and is hereby incorporated by reference in its entirety in response to this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

RMCP II beneficially owns, in the aggregate, 547,819 shares of Common Stock, which represent approximately 2.3% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 547,819 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 1,967,915 shares of Common Stock, which represent approximately 8.2% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,967,915 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 2,515,734 shares, which represent approximately 10.5% of the outstanding Common Stock.

Mr. Mesdag also holds 21,826 fully vested deferred issuance restricted stock units (“RSUs”) which were issued to Mr. Mesdag as director compensation for board service.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III. Each of RMCP II, RMCP III, RMCP GP, RMCP LLC and RMCM disclaim beneficial ownership of any securities held directly by Mr. Mesdag.

Other than shares of Common Stock beneficially owned by RMCP II or RMCP III, and the RSUs held by Mr. Mesdag, none of the Reporting Persons or Mr. Teets may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of

(1)

All calculations of percentage ownership in this Schedule 13D are based on approximately 24,034,141 shares of Common Stock outstanding as of February 17, 2011, as reported in the prospectus supplement filed by Encore with the Securities and Exchange Commission on March 1, 2011.

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to add the following information:

(c)	The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 5(c).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit No.	Description of Exhibit

5	Underwriting Agreement, dated March 1, 2011, by and among JMP Securities LLC, Encore Capital Group, Inc., Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and JCF FPK I LP (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Encore with the SEC on March 1, 2011).

6	Letter, dated February 22, 2011, by Willem Mesdag in favor of JMP Securities LLC (filed herewith).

7	Letter, dated February 22, 2011, by J. Christopher Teets in favor of JMP Securities LLC (filed herewith).

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2011

RED MOUNTAIN CAPITAL PARTNERS LLC

/S/ WILLEM MESDAG
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/S/ WILLEM MESDAG
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/S/ WILLEM MESDAG
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/S/ WILLEM MESDAG
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/S/ WILLEM MESDAG
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/S/ WILLEM MESDAG

CUSIP No. 292554102	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of April 16, 2007, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2007).

2	Stock Purchase Agreement, dated as of April 5, 2007, by and among Second Curve Opportunity Fund, LP, Second Curve Opportunity Fund International, Ltd. and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2007).

3	Letter, dated April 20, 2007, from JCF FPK I LP to, and as accepted and agreed by, Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on April 23, 2007).

4	Shareholders’ Agreement, dated as of October 19, 2007, by and among JCF FPK I LP, Red Mountain Capital Partners II, L.P. and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 4 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on October 22, 2007).

5	Underwriting Agreement, dated March 1, 2011, by and among JMP Securities LLC, Encore Capital Group, Inc., Red Mountain Capital Partners II, L.P., Red Mountain Capital Partners III, L.P. and JCF FPK I LP (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Encore with the SEC on March 1, 2011).

6	Letter, dated February 22, 2011, by Willem Mesdag in favor of JMP Securities LLC (filed herewith).

7	Letter, dated February 22, 2011, by J. Christopher Teets in favor of JMP Securities LLC (filed herewith).